Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kenon Holdings Ltd.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333‑201716) of Kenon Holdings Ltd. of our reports dated April 30, 2020 with respect to the consolidated statements of financial position of Kenon Holdings Ltd. as at December 31, 2019 and 2018 and the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 20-F of Kenon Holdings Ltd.

Sincerely,

/s/ KPMG LLP

Public Accountants and
Chartered Accountants

Singapore
April 30, 2020